Mail Stop 3561

February 27, 2008

Via U.S. Mail

Barbara Tejeda
Chairman, Chief Executive Officer,
Chief Financial Officer and Director
El Maniel International, Inc.
7424 Brighton Village Drive
Raleigh, North Carolina 27616

Re: El Maniel International, Inc.
Registration Statement on Form SB-2
Filed February 1, 2008
File No. 333-148988

Dear Ms. Tejeda:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus

General

1. Please file your next amendment on the appropriate form available to you without an "SB" designation. Refer to Section IV of the Smaller Reporting Company Regulatory Relief and Simplification Release (Release No. 33-8876) and A Small Entity Compliance Guide, both which are available on our website at http://www.sec.gov/rules/final/finalarchive/finalarchive2007.shtml.

Cover

2. Please revise your disclosure to indicate, if true, that you are making this offering on a "best efforts" basis.

About Our Company, page 1

3. Please expand your description on how your business will generate revenue. In your revised registration statement, please aim to disclose how and when you expect to sell your cigar products. Where do you expect to sell your products? You have noted throughout the prospectus that you plan on using the PLC brand for your cigars. Are these the only cigars you plan on manufacturing and selling? This snapshot will help investors evaluate the disclosure as they read the filing.

4. The independent auditor's report expresses substantial doubt about the company's ability to continue as a going concern. Please provide this information in the forefront of "About Our Company" section. Also add that you currently have $55 in cash as of Sept. 30, 2007 and the amount you currently have.

5. We note that you say in the second paragraph that you plan to "manufacture" premium cigars. In the Business section, you state you plan to "purchase" cigars. Which statement is true? If you plan to make some and purchase others, please revise the disclosure.

Risk Factors, page 2

6. Please create a risk factor to disclose the fact that the premium cigar industry is a highly competitive industry where you have several large competitors competing for the same market. Where possible, please expand the disclosure to quantify the number of competitors in your industry so that the investor may have an understanding of the market. We note your disclosure on page 11 that there are several large competitors.

7. Please add risk factors about your serious undercapitalization, the health hazards of tobacco and its decline in popularity, the taxes on tobacco products and the disincentive that creates and the limits on advertising or tell us why you believe they are not necessary.

The Offering Price Was Arbitrarily Determined…, page 3

8. Please revise to explain why you priced the shares at $.10 per share, which is the price the selling shareholders purchased them at. By so doing you prohibit them from making any profit on sales unless and until there is an active trading market. That raises questions about whether it is a bona fide price. Alternately, increase the fixed price and pay the additional filing fee.

Establishing a New Brand Requires a Significant Amount of Capital…, page 3

9. We note your disclosure here that you will be expending a significant percentage of the proceeds of this offering for advertising and promotional activities. Since all the proceeds from the sale of the common stock will go directly to the selling shareholders and will not be available to you for your capital requirements, this statement makes no sense. Please revise.

10. Also revise the risk factor to quantify the "significant amount of capital" it takes to establish a new brand of premium cigars and explain how you will obtain that money.

11. You mention the need for a "well-orchestrated advertising and public relations" effort. Please revise to disclose who will be undertaking this for you and how much it costs.

The Company is Subject to the Risks Associated with Foreign Operations and International Trade…, page 4

12. Revise the risk factor to disclose that your (two) officers are domiciled in the Dominican Republic, where service of process of any claim or litigation may be difficult.

13. You disclose that the sources of all your tobacco are located in the Dominican Republic but we are unable to locate a contract for purchasing this tobacco as an exhibit. Please either revise the disclosure or file the appropriate exhibit.

Use of Proceeds, page 4

14. Please revise the second sentence in the paragraph to say "sale" rather than "resale" and revise throughout the document accordingly.

Plan of Distribution, page 7

15. Please revise to clarify that each of the selling shareholders may be deemed an underwriter.

Directors, Executive Officers, page 7

16. If any of the directors and officers are related, please disclose the relationship.

17. Please revise to disclose specific dates of employment whenever possible and to include employers and job titles held so that the investor may gain an understanding of the experience of your executives and officers. Additionally, disclose whether these individuals currently hold titles at other companies. Please note that we may have additional comments after reviewing your responses.

18. Revise to delete the words "successful" and "excellent" in the descriptions of your officers.

Security Ownership of Certain Beneficial Owners and Management, page 8

19. You state that the table in this section provides the addresses of the security owners. However, we do not see such information. Please revise to provide such disclosure.

Description of Securities, page 9

20. Please revise to remove the statement in the third paragraph that all of your common stock is fully paid and non-assessable, as this is a legal conclusion. Alternatively, identify counsel giving this opinion and file a consent of counsel.

21. Delete the reference to "private placement" in this section as this reference is clearly incorrect.

Description of Business, page 10

22. Completely revise this section to provide more detail and clarity in regards to all material aspects of your business. You have stated your goals for the company but have not provided information regarding any developments, including capital formation activities. In addition, describe the steps you have taken to date to implement your plans and their timeline, and how you intend to fund them. The comments below are intended to give some specific guidance that you should use

as you begin the task of turning this filing into one which contains the information material to an investment decision about your securities but the rewriting effort will need to be greater than simply addressing individual comments. You need to describe your company accurately as it is at the time of effectiveness. Any future plans and aspirations will need to be accompanied by clear discussion of the difficulties, financial and otherwise, that will need to be dealt with before those plans become actualities.

23. Please provide a basis for your belief that the cigar industry is growing and will be expanding for at least the next few years. Your disclosure should aim to substantiate your claims and not solely describe your aspirations.

24. In the last sentence of the third paragraph of this section, revise to explain your claim that you can "unite the quality of Dominican tobacco with the Cuban tradition and experiences in the manufacturing process."

Products, page 10

25. We note that you define premium cigars on page 1 as cigars that sell at prices above $1 a cigar. On page 10, the definition has become cigars that sell at prices above $5 a cigar. Please revise for consistency.

26. The last sentence of this section mentions your "partners." Please file the partnership agreements and discuss those arrangements more completely or revise the disclosure.

27. You say that you have selected ABAM as your sole provider. Please file the agreement with ABAM with the next amendment.

Marketing, page 11

28. We note your disclosure that you will market your products using your website. When available, please include the website address. Refer to Item 101(c) of Regulation S-B.

29. Clarify in this section that you are a development stage company and have not started any marketing campaigns.

Management Discussion and Analysis, page 11
Plan of Operation, page 11

30. Please provide us with backup supporting the following assertions on page 11:

- "Within 90-120 days of the initiation of our marketing campaign, we believe that we will begin to generate business and an interest in our premium hand-rolled cigars."

- "[W]e should be generating revenues from our cigar sales within 180 days of the date of this registration statement."

31. We note your disclosure that you anticipate expenses of approximately $75,000 for the next twelve months. Please provide additional disclosure with regard to your plan of operations, first for the next twelve months and, then, to the point of generating revenues. Discuss each of your planned activities, each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and discuss the manner in which you intend to conduct your business thereafter. Disclose the estimated costs and the approximate timetable for beginning and completing each step. We may have additional comments after reviewing your response.

32. We note your disclosure that if you cannot market effectively your premium cigars, you may have to suspend or cease your operations. Revise to disclose the fact that investors will not receive any return on their investments if you cease operations.

Description of Property, page 12

33. Please clarify whether you rent, lease or own the property at your business office. Refer to Item 102 of Regulation S-B.

Certain Relationships and Related Transactions, page 12

34. We note your disclosure in Note 3 to the Consolidated Financial Statements that the company received a loan of $1,603 from a principal stockholder. Disclose that fact here and provide additional information regarding the loan.

Executive Compensation, page 13

35. It appears from the summary compensation table that you have not provided any compensation to your officers. Please revise to include a narrative statement that you do not have any plans to pay your officers any compensation and that the company's financial situation would look even worse if you were making such payments.

Compensation of Director, page 14

36. We note your disclosure that you have not compensated any director for their services but they are entitled to such fees. Disclose whether you have any plans to pay your directors any compensation. Also, clarify what "other compensation" means in your revised disclosure.

Notes to Consolidated Financial Statements, page F-8

Note 2 to Consolidated Financial Statements, page F-9

37. We note that the issuance of 5,000,000 shares to your founders for services rendered was completed after incorporation. Please reflect this in the Executive Compensation Summary Compensation Table as the shares were received for services.

Note 5 to Consolidated Financial Statements, page F-10

38. We note your disclosure here that in October and November 2007 the Company issued 1,765,000 shares of common stock. However, on page 5 you stated that the 1,865,000 offered shares of common stock were completed in November 2007. Please explain the inconsistency.

39. Expand to provide additional information regarding the material terms of the consulting agreement as the $5,000 monthly fee is sizeable given the fact that you have not generated any revenues. If applicable, file the agreement as an exhibit.

Part II

Recent Sales of Unregistered Securities, page II-2

40. We note the disclosure in Note 5 to the Consolidated Financial Statements that in October and November 2007 you issued 1,765,000 shares of common stock. However, on page II-2 you have only listed the November 2007 private placement of 1,865,000 shares of common stock. Please explain the inconsistency or revise to include the October 2007 transaction.

Undertakings, page II-4

41. Please revise the undertakings to match the language as set forth in Items 512(a) and 512(f) of Regulation S-B. Please also delete any repetitive language.

42. Explain to us the basis of your use of Rule 430A, 430B and 430C.

Signatures, page II-6

43. Please have your principal accounting officer sign the registration statement.

Other

44. The independent public accountants in each amendment should furnish manually signed and currently dated consents to the registration statement.

45. In the event of delay in effectiveness of the Form SB-2, please update the financial statements in accordance with Item 310(g) of Regulation S-B.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3755 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Gregg E. Jaclin, Esq.
          facsimile: (732) 577-1188